UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 485th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 20th, 2025

1. DATE, TIME AND VENUE: On February 20th, 2025, at 11h25 a.m. (São Paulo local time), held at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, sala Viva Tudo, bairro Cidade Monções, city of São Paulo, State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call was made pursuant to the Company’s Bylaws. The members of the Company’s Board of Directors who subscribe these minutes, were present, establishing, therefore, quorum in accordance with the Bylaws for the installation of the meeting. Also present were the Chief Financial Officer and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Secretary of the Meeting; in addition to the individuals referred to each of the matters below, whose participations were restricted to the time of appraisal of their respective subjects.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secreatry.

4. AGENDA AND RESOLUTION: After examining and discussing the matters on the Agenda, the present members of Board of Directors unanimously decided as follows:

4.1. Proposal for Specific Amendment of Annex I of the Performance Unit Incentive Plans, with Cash Settlement by the Company: After the approval and recommendation of the Nominations, Compensation, and Corporate Governance Committee, a proposal was presented for a specific amendment to Annex I of (i) the Performance Unit Incentive Plan, with Cash Settlement by the Company, approved by the Board of Directors on October 25th, 2022, and (ii) the 2nd Performance Unit Incentive Plan, with Cash Settlement by the Company, approved by the Board of Directors on June 12th, 2024, which was unanimously approved without reservations, as per the document presented.

5. CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors declared the meeting adjourned, and these minutes were drawn up. São Paulo, February 20th, 2025. Signatures: (a.a.) Board of Directors: Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Alfredo Arahuetes García; Ana Theresa Masetti Borsari; Andrea Capelo Pinheiro; Christian Mauad Gebara; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Ignácio Moreno Martínez; Jordi Gual Solé; José María Del Rey Osorio; Juan Carlos Ros Brugueras; Solange Sobral Targa; Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT OF THE MINUTES OF THE 485th MEETING OF THE BOARD OF DIRECTORS OF

TELEFÔNICA BRASIL S.A., HELD ON FEBRUARY 20th, 2025

I hereby certify that the resolution recorded in this instrument is included in the minutes of the 485th meeting of the Board of Directors of Telefônica Brasil S.A., held on February 20th, 2025, and drawn up in the Company’s book. This is a free English translation

_______________________________ Breno Rodrigo Pacheco de Oliveira Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	Febraury 25, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director